

July 10, 2019

Colin James Deller
Chief Executive Officer
ClearSign Combustion Corporation
12870 Interurban Avenue South
Seattle, Washington 98168

> **Re: ClearSign Combustion Corporation**
> **Registration Statement on Form S-3**
> **Filed June 27, 2019**
> **File No. 333-232402**

Dear Mr. Deller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.


Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery